Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, PA 19103

www.morganlewis.com

[●], 2024

Board of Trustees

Morgan Stanley Pathway Funds

2000 Westchester Avenue

Purchase, NY 10577

Re:	Agreement and Plan of Reorganization, dated as of [•], 2024 (the “Agreement”), by and among (i) Morgan Stanley Pathway Funds, a Massachusetts business trust (the “Trust”), on behalf of the Large Cap Equity and Small-Mid Cap Equity Funds (each, a “Target Fund”), each a series of the Trust; (ii) the Trust, on behalf of the Large Cap Equity and Small-Mid Cap Equity ETFs (each, an “Acquiring Fund”), each also a series of the Trust; and (iii) solely for the purposes of Section 10(b) of the Agreement, Consulting Group Advisors Services, LLC (the “Adviser”), investment adviser of the Acquiring Funds and the Target Funds.

Ladies and Gentlemen:

You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization to be entered into by the Target Funds and the Acquiring Funds pursuant to which: (i) each Acquiring Fund will acquire all of the Assets of the applicable Target Fund (as defined in Section 1.1(b) of the Agreement) in exchange solely for (a) the assumption of all of the Liabilities of such Target Fund (as defined in Section 1.1(c) of the Agreement) and (b) the receipt of shares of the Acquiring Fund (the value of which shall be determined as of the Valuation Time (as defined in Section 2.1(d) of the Agreement) (and cash in lieu of fractional Acquiring Fund Shares), and (ii) each Target Fund will distribute such Acquiring Fund Shares and cash in lieu of any fractional Acquiring Fund Shares to shareholders of the Target Fund, in connection with the complete liquidation of the Target Fund, all upon the terms and conditions set forth in the Agreement (collectively, the “Reorganization”).

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the combined Information Statement/Prospectus provided to shareholders of the Target Funds, (c) certain representations concerning each Reorganization made to us in the letters from the Trust dated [•], 2024 on behalf of each of the Acquiring Funds, on one hand, and the Target Funds, on the other (the “Representation Letters”), (d) the Acquiring Funds’ Registration Statement filed on Form N-14 (the “Registration Statement”), (e) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (e), the “Documents”) and (f) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation Letters present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have relied on certain representations made by the Trust, on behalf of the Target Funds and the Acquiring Funds, that the Target Funds on the Closing of the Reorganization will satisfy, and following the Reorganization, the Acquiring Funds will satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company (respectively). We have also assumed the accuracy and completeness of the information contained in the Documents. As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by each Target Fund and each Acquiring Fund, as being true and correct in all material respects as of the Closing Date.

Based on the foregoing and provided each Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement and the Representation Letters, it is our opinion with respect to the Reorganization that:

i.

The acquisition by each Acquiring Fund of all of the assets of the applicable Target Fund, as provided for in the Agreement, solely in exchange for the Acquiring Fund Shares and the assumption by each Acquiring Fund of all of the liabilities of the applicable Target Fund, followed by the distribution by such Target Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and each Target Fund and each Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

ii.

No gain or loss will be recognized by a Target Fund upon the transfer of all of its assets to the applicable Acquiring Fund in exchange solely for (a) Acquiring Fund Shares and (b) the assumption by the Acquiring Fund of all of the applicable Target Fund’s liabilities pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

iii.

No gain or loss will be recognized by an Acquiring Fund upon the receipt by it of all of the assets of the applicable Target Fund in exchange solely for the assumption of all of the liabilities of such Target Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

iv.

No gain or loss will be recognized by a Target Fund upon the distribution of Acquiring Fund Shares by such Target Fund to shareholders of the Target Fund in complete liquidation (in pursuance of the Agreement) of the Target Fund pursuant to Section 361(c)(1) of the Code.

v.

The tax basis of the assets of each Target Fund received by the applicable Acquiring Fund will be the same as the tax basis of such assets in the hands of such Target Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund on the transfer pursuant to Section 362(b) of the Code.

vi.

The holding periods of the assets of each Target Fund in the hands of the applicable Acquiring Fund will include the periods during which such assets were held by such Target Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.

vii.

Except with respect to cash received in lieu of fractional Acquiring Fund Shares, no gain or loss will be recognized by the shareholders of a Target Fund upon the exchange of all of their Target Fund Shares solely for the Acquiring Fund Shares pursuant to Section 354(a) of the Code.

viii.

The aggregate tax basis of Acquiring Fund Shares received by a shareholder of each Target Fund will be the same as the aggregate tax basis of the Target Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

ix.

The holding period of the Acquiring Fund Shares received by a shareholder of a Target Fund will include the holding period of the Target Fund Shares exchanged therefor, provided that the shareholder held the Target Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

x.	The consummation of the Reorganization will not terminate the taxable year of the Target Funds.

Notwithstanding the forgoing opinions, no opinion is expressed as to (i) the effect of the Reorganization on the Target Funds, Acquiring Funds, or any Target Fund shareholder with respect to any asset as to which unrealized gains and losses are required to be recognized for U.S. federal income tax purposes under a mark-to-market system of accounting or (ii) any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein but is not binding on the Internal Revenue Service (the “IRS”) or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the IRS as set forth in published revenue rulings and revenue procedures, present administrative positions of the IRS, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by the Trust, on behalf of the Target Funds and the Acquiring Funds, of its respective undertakings in the Agreement and the Representation Letters.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith). This opinion is being rendered to the Trust, on behalf of the Acquiring Funds and the Target Funds, and may be relied upon only by the Trust, the Target Funds, the Acquiring Funds, and the shareholders of a Target Fund (who will be the shareholders of the applicable Acquiring Fund following the Reorganization) and may not be relied on for any purpose by any other person without our express written consent.

We hereby consent to the references to our Firm and the discussion of this opinion in the Registration Statement under the Information Statement/Prospectus heading “Federal Income Tax Consequences of the Reorganization.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,